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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)(1)


                            Oak Technology, Inc.
                     ----------------------------------
                              (Name of Issuer)

                                Common Stock
                     ----------------------------------
                       (Title of Class of Securities)

                               671802 10 6
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                        (Continued on following page(s))


                              Page 1 of 5 Pages

--------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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CUSIP No. 671802 10 6                 13G                 Page  2  of  5  Pages
          -----------                                          ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     David D. Tsang
     ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     U.S.
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                  3,395,138
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                  -0-
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                  3,395,138
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                  -0-
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,395,138
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
     The aggregate amount in Row 9 excludes an aggregate of 1,120,000 shares of the Issuer's Common Stock held of record by four trusts for the Reporting Person's children for which the Reporting Person's brother and brother-in-law serve as trustees and in which the Reporting Person disclaims any beneficial ownership.
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     8.32%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                          Page  3  of  5  Pages



ITEM 1(A).  NAME OF ISSUER
            Oak Technology, Inc.
-------------------------------------------------------------------------------


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
            139 Kifer Court, Sunnyvale, CA 94086
-------------------------------------------------------------------------------


ITEM 2(A).  NAME OF PERSON(S) FILING
            David D. Tsang
-------------------------------------------------------------------------------


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
            The principal business office of the person filing this Schedule is 139 Kifer Court, Sunnyvale, CA 94086
-------------------------------------------------------------------------------


ITEM 2(C).  CITIZENSHIP
            U.S.
-------------------------------------------------------------------------------


ITEM 2(D).  TITLE OF CLASS OF SECURITIES
            Common Stock, par value $0.001 per share
-------------------------------------------------------------------------------


ITEM 2(E).  CUSIP NUMBER
            671802 10 6
-------------------------------------------------------------------------------

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                                                          Page  4  of  5  Pages


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A

         Not Applicable

ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned:
        3,395,138 Shares(1)
    ---------------------------------------------------------------------------

    (b) Percent of Class:
        8.32%
    ---------------------------------------------------------------------------

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote
              3,395,138
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote
              -0-
              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of
              3,395,138
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition of
              -0-
              -----------------------------------------------------------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
         Not Applicable
-------------------------------------------------------------------------------


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
         Not Applicable
-------------------------------------------------------------------------------


ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
         Not Applicable
-------------------------------------------------------------------------------

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                                                          Page  5  of  5  Pages


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
         Not Applicable
-------------------------------------------------------------------------------


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
         Not Applicable
-------------------------------------------------------------------------------


ITEM 10. CERTIFICATION
         Not Applicable
-------------------------------------------------------------------------------



                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1997

Signature: /s/ David D. Tsang
          ----------------------------------------

Name/Title:  David D. Tsang, President and Chief Executive Officer



(1) The total number of shares representing the sole voting power in box five reflects a two-for-one stock split effective March 31, 1996.